FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	September	2009

Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	U2 and RIM Invigorate the Album Experience with the New U2 Mobile App for BlackBerry Smartphone Users	2

Document 1

U2 and RIM Invigorate the Album Experience with the New U2 Mobile App for BlackBerry Smartphone Users

Waterloo, ON – September 15, 2009 – U2 and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have great news for digital music fans who miss the visual experience that came with music albums. RIM today announced the U2 Mobile Album, a new mobile application for BlackBerry® smartphones that invigorates the album experience for the digital age. Developed in collaboration with the band, the exciting new U2 Mobile Album brings a rich visual experience with evolving content and an interactive dimension for the band's current Number 1 album No Line On The Horizon.  The application is now available for free on BlackBerry App World™ and from www.blackberry.com/u2.

Reinventing the Album Experience for the Digital Age
The U2 Mobile Album reintroduces a wealth of material that was the norm for CD or vinyl releases, which included photos and other information that brought the listener closer, and gave a fuller picture of the artist's world. In the digital age, these elements have eroded to a pick list selection and a keyhole snapshot of visual content. The BlackBerry platform, supporting advanced multimedia features, push-based wireless connectivity and social interactivity, offers a very powerful platform to support a new type of album experience for mobile users.

"As music fans, the band has always enjoyed all the detail of an album gatefold or CD booklet. They want to make visual material available with their albums and this app is the ideal way to do it," says U2-manager, Paul McGuinness.

The new U2 Mobile Album is a free, downloadable application for BlackBerry smartphones that brings a rich, visual and interactive dimension to the music. It brings together a range of content for fans with photos, videos, interviews, news, lyrics and samples of the music, plus individual tracks or the complete album can be purchased online from a BlackBerry smartphone.  A second phase of the application is also already in the works, which will add social networking elements that engage fans around the world.

"With today's announcement, we are reinventing the album experience for the digital age. We're extremely excited by the U2 Mobile Album and the opportunity to enhance the mobile music experience for U2 fans on the BlackBerry platform," said Jeff McDowell, vice president, Global Alliances, Research In Motion.

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In

Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contacts:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
(212) 336-7509
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	September 15, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations